Exhibit 99.1

Investor Contact: Ngoc Nguyen (808) 546-3475 ngoc.nguyen@hawaiiantel.com	Media Contact: Su Shin (808) 546-2344 su.shin@hawaiiantel.com

For Immediate Release

Hawaiian Telcom Reports Second Quarter 2016 Results

Delivered strong second quarter revenue growth of 3.5 percent

Achieved business strategic revenue(1) growth of 35.4 percent

Increased consumer strategic revenue(1) by 5.2 percent

HONOLULU (Monday, August 1, 2016) -- Hawaiian Telcom Holdco, Inc. (NASDAQ: HCOM) reported financial results for its second quarter ended June 30.  The highlights are as follows:

•	Revenue totaled $99.5 million, up a solid 3.5 percent compared to revenue in the second quarter of 2015.
•	Business revenue increased 9.7 percent year-over-year to $46.7 million, driven by a strong 40.2 percent growth in data services revenue and 15.3 percent growth in data center services revenue.
•	Business strategic revenue increased 35.4 percent year-over-year to $19.8 million.
•	Consumer strategic revenue increased 5.2 percent year-over-year to $17.3 million, driven by a solid 20.7 percent growth in video services revenue.
•	Adjusted EBITDA(2) of $30.8 million, up 3.3 percent year-over-year.
•	Generated net income of $1.4 million, or $0.13 per diluted share for the quarter, up from $0.5 million or $0.04 per diluted share in the same period in the prior year.
•	Enabled 3,000 households with fiber in the second quarter, increasing enabled households on O‘ahu to 198,000.
•	Ended the second quarter with approximately 38,600 Hawaiian Telcom TV subscribers, increasing penetration of households enabled to 19.5 percent.

“I am pleased with Hawaiian Telcom’s solid performance in the quarter, with total revenue growth of 3.5 percent,” said Scott Barber, Hawaiian Telcom’s president and CEO. “Demand for high-bandwidth IP-based data services remains strong, resulting in consistent strategic revenue growth over the past three years. We continued to successfully leverage our strategic asset portfolio, including our robust next-generation fiber network and data center assets to deliver strong growth this quarter. Hawaiian Telcom’s sole focus and rich history in the islands, our critical fiber infrastructure including our 24/7 locally-based state-of-the-art Network Operations Center and our solid positioning as Hawai‘i’s technology leader continues to provide a concrete foundation for organic growth and future sustainable cash flow.”

Second Quarter 2016 Results

Second quarter revenue of $99.5 million represented a 3.5 percent increase compared to $96.2 million in the second quarter of 2015.  Revenue growth in the quarter was mainly driven by strong growth in business data services and consumer video.  Adjusted EBITDA was $30.8 million, up 3.3 percent year-over-year primarily related to the strong increase in revenue.

The Company generated net income of $1.4 million, or $0.13 per diluted share for the quarter, up from $0.5 million or $0.04 per diluted share in the second quarter of 2015.  Net income for last year’s second quarter was impacted by a $1.4 million non-cash pension settlement loss related to a large number of employee retirements during the quarter.

Business Revenue

Second quarter business revenue totaled $46.7 million, up 9.7 percent from the second quarter of 2015, primarily driven by solid growth in data (broadband) services and data center services.  Data services revenue increased 40.2 percent year-over-year, partly due to $2.9 million in non-recurring revenue recognized in the quarter.  This non-recurring revenue resulted from the large government agency contract awarded last year that connected 250 statewide locations.  In addition, customer demand for IP-based data services such as Dedicated Internet Access, Ethernet, IP-VPN and BVoIP continued to rise, as reflected in the growth of BVoIP lines, which grew 17.0 percent year-over-year to approximately 18,100 lines, offsetting nearly half of total legacy voice access line decline.  Revenue from data center services increased 15.3 percent year-over-year for the second quarter, driven by network services and hardware sales.

Increasing customer demand for higher bandwidth and integrated communications solutions drove second quarter business strategic revenue growth to 35.4 percent year-over-year and now represents 42 percent of total reported business revenue, compared to 34 percent in the same period a year ago, and 31 percent in the same period two years ago.  Excluding the $2.9 non-recurring revenue discussed above, business strategic revenue for the quarter still grew a solid 15.3 percent year-over-year.  Revenue increases from business strategic services and equipment and managed services more than offset the year-over-year decline in business legacy voice services.

Consumer Revenue

Second quarter consumer revenue totaled $36.0 million, compared to $36.5 million in the second quarter of 2015.  Revenue growth in the quarter from Hawaiian Telcom TV and high-bandwidth Internet services was more than offset by the year-over-year revenue decline in consumer legacy voice and low-bandwidth Internet services.  Second quarter consumer strategic revenue increased 5.2 percent year-over-year and now represents 48 percent of total consumer revenue, up from 45 percent in the same period a year ago, and 37 percent in the same period two years ago.

Video services revenue grew to $10.0 million for the quarter, up 20.7% from $8.3 million in the same period a year ago, driven by the addition of approximately 6,700 subscribers, ending the second quarter with approximately 38,600 subscribers in service.  During the quarter, 3,000 additional households were fiber-enabled, increasing the total number of households enabled to 198,000 with 62 percent of those households capable of utilizing fiber-to-the-premise technology.  Hawaiian Telcom TV penetration of households enabled increased to 19.5 percent at the end of the first quarter, up from 18.2 percent at the end of the second quarter of 2015.

Internet services revenue declined $0.9 million from the same period a year ago mainly due to promotional pricing.  The Company ended the second quarter with approximately 91,800 Internet subscribers and customer adoption of higher speed offerings continued to increase.  The number of customers on 21 Mbps to 1 Gbps speeds increased by 25 percent over the last year and 80 percent over the last two years.  As of June 30, 2016, approximately 94 percent of all video subscribers had double- or triple-play bundles with Internet.

Wholesale Revenue

Second quarter wholesale revenue totaled $13.2 million, compared to $13.8 million in the second quarter 2015.  The decline was due to certain wholesale customers disconnecting lower bandwidth legacy circuits on month-to-month rates and moving to more efficient and cost effective fiber-based, higher bandwidth Ethernet circuits on multi-year contracts.

Operating Expenses

Operating expenses, exclusive of non-cash and non-recurring items which we exclude from our Adjusted EBITDA calculation, increased 3.6 percent to $68.8 million in the second quarter.  The increase was primarily due to higher direct cost of services related to video from rising content costs and increasing number of subscribers, as well as higher periodic pension cost on lower estimated pension trust asset returns.  These increases were partially offset by lower utility rates and reduced usage from energy savings initiatives.

Capital Expenditures and Liquidity

Capital expenditures totaled $52.9 million in the six months ended June 30, 2016, consistent with the same period in the prior year.  Approximately 87 percent of total capital expenditures in the first half of 2016 was directed towards growth and expansion initiatives, which include payments on the trans-Pacific cable system, spending on enabling homes and fiber-to-the-business, Connect America Fund Phase II build out, as well as success-based spending to support the growth of the Company’s next-generation services.  Overall, total capital expenditures for 2016 are expected to be in the high-$90 million range.

At the end of second quarter 2016, the Company had $26.2 million in cash and cash equivalents compared to $30.3 million at the end of 2015.  The use of cash is primarily related to higher levels of expansion-related and success-based capital expenditures.  Net Debt(3) was $259.0 million, resulting in a Net Leverage Ratio(4) as of June 30, 2016 of 2.2x.

Conference Call

The Company will host a conference call to discuss its second quarter 2016 results at 9:00 a.m. (Hawaii Time), or 3:00 p.m. (Eastern Time) on Monday, August 1, 2016.

To access the call, participants should dial (877) 456-0428 (US/Canada), or (615) 247-0082 (International) ten minutes prior to the start of the call and provide passcode 50969955.

A live webcast of the conference call, including a slide presentation, will be available from the Investor Relations section of the Company’s website at http://hawaiiantel.com.  The webcast will be archived at the same location.

A telephonic replay of the conference call will be available two hours after the conclusion of the call until 6:00 p.m. (Eastern Time) August 8, 2016.  Access the replay by dialing (855) 859-2056 or (404) 537-3406 and entering passcode 50969955.

Use of Non-GAAP Financial Measures

This press release contains information about adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), Net Debt, Net Leverage Ratio and Levered Free Cash Flow. These are non-GAAP financial measures used by Hawaiian Telcom management when evaluating results of operations. Management believes these measures also provide users of the financial statements with additional and useful comparisons of current results of operations with past and future periods. Non-GAAP financial measures should not be construed as being more important than comparable GAAP measures. Detailed reconciliations of Adjusted EBITDA, Net Debt, Net Leverage Ratio and Levered Free Cash Flow to comparable GAAP financial measures have been included in the tables distributed with this release and are available in the Investor Relations section of www.hawaiiantel.com.

Forward-Looking Statements

In addition to historical information, this release includes certain statements and predictions that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  In particular, any statement, projection or estimate that includes or references the words “believes”, “anticipates”, “intends”, “expected”, or any similar expression falls within the safe harbor of forward-looking statements contained in the Reform Act.  Actual results or outcomes may differ materially from those indicated or suggested by any such forward-looking statement for a variety of reasons, including, but not limited to: failures in Hawaiian Telcom’s critical back office systems and IT infrastructure; breach of the our data security systems; increases in the amount of capital expenditures required to execute our business plan; the loss of certain outsourcing agreements, or the failure of any third party to perform under these agreements; our ability to sell capacity on the new submarine fiber cable project; adverse changes to applicable laws and regulations; the failure to adequately adapt to technological changes in the telecommunications industry, including changes in consumer technology preferences; adverse economic conditions in Hawai‘i; the availability of lump sum distributions under our union pension plan; limitations on the ability to utilize net operating losses due to an ownership change under Internal Revenue Code Section 382; the inability to service our indebtedness; limitations imposed on our business from restrictive covenants in the credit agreements; and severe weather conditions and natural disasters.  More information on potential risks and uncertainties is available in recent filings with the Securities and Exchange Commission, including Hawaiian Telcom’s 2015 Annual Report on Form 10-K. The information contained in this release is as of August 1, 2016. It is anticipated that subsequent events and developments may cause estimates to change, and the Company undertakes no duty to update forward-looking statements.

About Hawaiian Telcom

Hawaiian Telcom (NASDAQ: HCOM), headquartered in Honolulu, is Hawai‘i’s technology leader, providing integrated communications, broadband, data center and entertainment solutions for business and residential customers. With roots in Hawai‘i beginning in 1883, the Company offers a full range of services including Internet, video, voice, wireless, data network solutions and security, colocation, and managed and cloud services supported by the reach and reliability of its next generation fiber network and a 24/7 state-of-the-art network operations center. With employees statewide sharing a commitment to innovation and a passion for delivering superior service, Hawaiian Telcom provides an Always OnSM customer experience. For more information, visit www.hawaiiantel.com.

(1)  Consumer strategic revenue, as defined by the Company, includes video services and consumer Internet services revenues.  Business strategic revenue, as defined by the Company, includes data services and data center services revenues.  Data services include Dedicated Internet Access, Ethernet and other business data services, business Internet, and BVoIP.  Data center services include physical colocation, virtual colocation, network services, security, cloud services, and various related telephony services.

(2)  Adjusted EBITDA is EBITDA plus non-cash stock compensation, SystemMetrics earn-out and other non-recurring costs not expected to occur regularly in the ordinary course of business.  EBITDA is defined as net income plus interest expense (net of interest income and other), income taxes, depreciation and amortization and gain on sale of property.  The Company believes both of these non-GAAP measures, Adjusted EBITDA and EBITDA, are meaningful performance measures for investors because they are used by our Board and management to evaluate performance, enhance comparability between periods and make operating decisions.  Our use of Adjusted EBITDA and EBITDA may not be comparable to similarly titled measures used by other companies in the telecommunications industry.  A detailed reconciliation of Adjusted EBITDA and EBITDA to comparable GAAP financial measures has been included in the tables distributed with this release.

(3)  Net Debt provides a useful measure of liquidity and financial health. The Company defines Net Debt as the sum of the face amount of short-term and long-term debt and unamortized premium and/or discount, offset by cash and cash equivalents.  A detailed reconciliation of Net Debt has been included in the tables distributed with this release.

(4)  Net Leverage Ratio is defined by the Company as Net Debt divided by Last Twelve Months Adjusted EBITDA.  A detailed reconciliation of Net Leverage Ratio has been included in the tables distributed with this release.

(5)    In the fourth quarter 2015, we revised the presentation of volume information and operating revenue to provide more meaningful information.  Prior period information has been revised to reflect the current presentation.  Total revenue has not changed from that previously reported but the classification by channel has been modified and we now present product information by channel as well.

(6)  Levered Free Cash Flow provides a useful measure of operational performance and liquidity.  The Company defines Levered Free Cash Flow as Adjusted EBITDA less cash interest expense and capital expenditures.  A detailed reconciliation of Levered Free Cash Flow has been included in the tables distributed with this release.

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Income

(Unaudited, dollars in thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Operating revenues	$99,541	$96,187	$198,335	$193,303
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	40,605	39,219	83,084	79,402
Selling, general and administrative	29,554	29,767	59,419	59,499
Depreciation and amortization	22,493	21,941	44,443	43,221
Total operating expenses	92,652	90,927	186,946	182,122
Operating income	6,889	5,260	11,389	11,181
Other income (expense):
Interest expense	(4,484)	(4,166)	(8,724)	(8,503)
Interest income and other	—	4	—	11
Total other expense	(4,484)	(4,162)	(8,724)	(8,492)
Income before income tax provision	2,405	1,098	2,665	2,689
Income tax provision	960	643	1,066	1,257
Net income	$1,445	$455	$1,599	$1,432
Net income per common share -
Basic	$0.13	$0.04	$0.14	$0.13
Diluted	$0.13	$0.04	$0.14	$0.13
Weighted average shares used to compute net income per common share -
Basic	11,511,591	10,797,111	11,493,712	10,744,944
Diluted	11,525,850	11,258,178	11,523,215	11,261,535

Hawaiian Telcom Holdco, Inc.

Consolidated Balance Sheets

(Unaudited, dollars in thousands, except per share amounts)

	June 30,	December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$26,155	$30,312
Receivables, net	29,120	32,736
Material and supplies	8,603	8,499
Prepaid expenses	5,580	4,068
Other current assets	3,184	2,102
Total current assets	72,642	77,717
Property, plant and equipment, net	589,551	579,107
Intangible assets, net	33,779	34,828
Goodwill	12,104	12,104
Deferred income taxes, net	88,331	89,896
Other assets	6,193	6,043
Total assets	$802,600	$799,695
Liabilities and Stockholders’ Equity
Current liabilities
Current portion of long-term debt	$3,000	$3,000
Accounts payable	50,546	44,841
Accrued expenses	16,561	14,491
Advance billings and customer deposits	15,958	17,551
Other current liabilities	6,305	5,932
Total current liabilities	92,370	85,815
Long-term debt	282,161	283,046
Employee benefit obligations	100,207	104,597
Other liabilities	17,468	18,538
Total liabilities	492,206	491,996
Commitments and contingencies (Note 11)
Stockholders’ equity
Common stock, par value of $0.01 per share, 245,000,000 shares authorized and 11,511,591 and 11,466,398 shares issued and outstanding at June 30, 2016 and December 31, 2015, respectively	115	115
Additional paid-in capital	178,809	178,019
Accumulated other comprehensive loss	(29,082)	(29,388)
Retained earnings	160,552	158,953
Total stockholders’ equity	310,394	307,699
Total liabilities and stockholders’ equity	$802,600	$799,695

Hawaiian Telcom Holdco, Inc.

Consolidated Statements of Cash Flows

(Unaudited, dollars in thousands)

	Six Months Ended
	June 30,
	2016	2015
Cash flows from operating activities:
Net income	$1,599	$1,432
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	44,443	43,221
Deferred financing amortization	1,005	953
Employee retirement benefits	(3,896)	(3,565)
Provision for uncollectible receivables	2,139	1,634
Stock based compensation	1,141	900
Deferred income taxes	1,377	1,621
Changes in operating assets and liabilities:
Receivables	1,477	(3,025)
Material and supplies	(104)	(92)
Prepaid expenses and other current assets	(2,594)	(1,944)
Accounts payable and accrued expenses	6,837	(2,037)
Advance billings and customer deposits	(1,593)	668
Other current liabilities	(385)	(465)
Other	(157)	492
Net cash provided by operating activities	51,289	39,793
Cash flows from investing activities:
Capital expenditures	(52,898)	(52,916)
Funds released from restricted cash account	—	400
Net cash used in investing activities	(52,898)	(52,516)
Cash flows from financing activities:
Proceeds from exercise of warrant	—	3,341
Proceeds from installment financing	1,698	2,279
Repayment of capital lease and installment financing	(1,707)	(1,976)
Repayment of debt	(1,500)	(1,500)
Refinancing and loan amendment costs	(688)	(150)
Taxes paid related to net share settlement of equity awards	(351)	(928)
Net cash used in financing activities	(2,548)	1,066
Net change in cash and cash equivalents	(4,157)	(11,657)
Cash and cash equivalents, beginning of period	30,312	39,885
Cash and cash equivalents, end of period	$26,155	$28,228
Supplemental disclosure of cash flow information:
Interest paid, net of amounts capitalized	$6,350	$7,604

Hawaiian Telcom Holdco, Inc.

Revenue by Category and Channel (5)

(Unaudited, dollars in thousands)

	Three Months Ended
	June 30,		Change
	2016	2015	Amount	Percentage
Business
Data services	$16,593	$11,838	$4,755	40.2%
Voice services	21,690	23,161	(1,471)	(6.4)%
Data center services	3,211	2,784	427	15.3%
Equipment and managed services	5,178	4,779	399	8.3%
	46,672	42,562	4,110	9.7%
Consumer
Video services	9,997	8,280	1,717	20.7%
Internet services	7,328	8,187	(859)	(10.5)%
Voice services	18,627	20,033	(1,406)	(7.0)%
	35,952	36,500	(548)	(1.5)%
Wholesale carrier data	13,172	13,789	(617)	(4.5)%
Other	3,745	3,336	409	12.3%
	$99,541	$96,187	$3,354	3.5%

	Six Months Ended
	June 30,		Change
	2016	2015	Amount	Percentage
Business
Data services	$31,561	$23,897	$7,664	32.1%
Voice services	44,043	47,183	(3,140)	(6.7)%
Data center services	6,268	5,381	887	16.5%
Equipment and managed services	9,643	9,043	600	6.6%
	91,515	85,504	6,011	7.0%
Consumer
Video services	19,424	15,802	3,622	22.9%
Internet services	15,053	16,315	(1,262)	(7.7)%
Voice services	37,682	40,548	(2,866)	(7.1)%
	72,159	72,665	(506)	(0.7)%
Wholesale carrier data	26,934	28,122	(1,188)	(4.2)%
Other	7,727	7,012	715	10.2%
	$198,335	$193,303	$5,032	2.6%

Hawaiian Telcom Holdco, Inc.

Schedule of Adjusted EBITDA Calculation

(Unaudited, dollars in thousands)

	Three Months Ended		Six Months Ended		LTM Ended
	June 30,		June 30,		June 30,
	2016	2015	2016	2015	2016
Net income	$1,445	$455	$1,599	$1,432	$1,267
Income tax provision	960	643	1,066	1,257	1,166
Interest expense and other income and expense, net	4,484	4,162	8,724	8,492	17,037
Depreciation and amortization	22,493	21,941	44,443	43,221	89,101
EBITDA	29,382	27,201	55,832	54,402	108,571
Non-cash stock and other performance-based compensation	789	525	1,568	900	2,252
SystemMetrics earn-out	216	272	731	544	445
Non-recurring costs	396	394	786	869	2,381
Pension settlement loss	—	1,397	—	2,248	5,840
Adjusted EBITDA	$30,783	$29,789	$58,917	$58,963	$119,489

Hawaiian Telcom Holdco, Inc.

Schedule of Levered Free Cash Flow (6)

(Unaudited, dollars in thousands)

	Three Months Ended		Six Months Ended		LTM Ended
	June 30,		June 30,		June 30,
	2016	2015	2016	2015	2016
Adjusted EBITDA	$30,783	$29,789	$58,917	$58,963	$119,489
Cash interest expense	(3,858)	(3,651)	(6,350)	(7,604)	(14,924)
Capital expenditures	(24,759)	(23,744)	(52,898)	(52,916)	(99,016)
Levered Free Cash Flow	$2,166	$2,394	$(331)	$(1,557)	$5,549

Hawaiian Telcom Holdco, Inc.

Schedule of Net Leverage Ratio

(Unaudited, dollars in thousands)

Long-term debt as of June 30, 2016	$285,161
Less cash on hand	(26,155)
Total net debt as of June 30, 2016	$259,006

LTM Adjusted EBITDA as of June 30, 2016	$119,489
Net leverage ratio as of June 30, 2016	2.2	x

Hawaiian Telcom Holdco, Inc.

Volume Information (5)

(Unaudited)

	June 30,		Change
	2016	2015	Number	Percentage
Business
Data lines	19,851	19,759	92	0.5%
BVoIP lines	18,101	15,469	2,632	17.0%
Voice access lines	163,860	170,506	(6,646)	(3.9)%

Consumer
Video subscribers	38,593	31,921	6,672	20.9%
Internet lines	91,820	93,338	(1,518)	(1.6)%
Voice access lines	143,441	160,819	(17,378)	(10.8)%
Homes enabled for video	198,000	175,000	23,000	13.1%

	June 30,	March 31,	Change
	2016	2016	Number	Percentage
Business
Data lines	19,851	19,954	(103)	(0.5)%
BVoIP lines	18,101	17,281	820	4.7%
Voice access lines	163,860	166,073	(2,213)	(1.3)%

Consumer
Video subscribers	38,593	37,108	1,485	4.0%
Internet lines	91,820	92,820	(1,000)	(1.1)%
Voice access lines	143,441	147,375	(3,934)	(2.7)%
Homes enabled for video	198,000	195,000	3,000	1.5%